SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June, 2017

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐        No  ☒

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Material Fact dated June 26, 2017

MATERIAL FACT

Banco Santander, S.A. (“Banco Santander”) informs that its Board of Directors, in its meeting held today, June 26, 2017, has agreed, as part of the rationalisation process which the Group has been undergoing over the past years in order to simplify the management, to initiate a process of integration of the Santander Group’s securities issuing companies,
Santander International Debt, S.A.U., Santander Issuances, S.A.U., Santander Commercial Paper, S.A.U., Santander
Perpetual, S.A.U, Santander International Preferred, S.A.U., Santander Finance Preferred, S.A.U., Santander Finance
Capital S.A.U., Santander Emisora 150, S.A.U. and Santander US Debt, S.A.U. (the “Absorbed Companies”).

Accordingly, the Board of Directors has agreed to draft and approved, pursuant to the procedure established in article 51 of the Structural Modifications Law, the common draft terms of merger by means of Banco Santander (absorbing company)
absorbing the Absorbed Companies. Each of the Absorbed Companies is directly wholly-owned by Banco Santander.

In accordance with the abovementioned common draft terms of merger, once the merger is completed after the mandatory authorisation of the merger by the Ministry of Economy, Industry and Competitiveness has been obtained, Banco Santander will become the issuer of each of the issuances made by the Absorbed Companies to date and of which Banco Santander was the guarantor. A list of the affected issuances is attached as an annex to this material fact.

The draft terms of merger will be available on Banco Santander’s corporate website (www.santander.com) and will be deposited with the Commercial Registry of Madrid.

Boadilla del Monte (Madrid), June 26, 2017

ISIN	Issuer

XS0418133426	SANTANDER FINANCE CAPITAL S.A.U.

XS0418134317	SANTANDER FINANCE CAPITAL S.A.U.

XS0418134663	SANTANDER FINANCE CAPITAL S.A.U.

XS0418135041	SANTANDER FINANCE CAPITAL S.A.U.

US80281R8887	SANTANDER FINANCE PREFERRED S.A.U.

XS0202774245	SANTANDER FINANCE PREFERRED S.A.U.

XS0307728146	SANTANDER FINANCE PREFERRED S.A.U.

US80281R3003	SANTANDER FINANCE PREFERRED S.A.U.

US80281R7061	SANTANDER FINANCE PREFERRED S.A.U.

US80281R8051	SANTANDER FINANCE PREFERRED S.A.U.

XS0202197694	SANTANDER FINANCE PREFERRED S.A.U.

XS1068865630	SANTANDER INTERNATIONAL DEBT, S.A.U.

XS1073131176	SANTANDER INTERNATIONAL DEBT, S.A.U.

XS0942440057	SANTANDER INTERNATIONAL DEBT, S.A.U.

XS1379864009	SANTANDER INTERNATIONAL DEBT, S.A.U.

DE000A1HF4H7	SANTANDER INTERNATIONAL DEBT, S.A.U.

XS1093513262	SANTANDER INTERNATIONAL DEBT, S.A.U.

XS1282108148	SANTANDER INTERNATIONAL DEBT, S.A.U.

XS1111080484	SANTANDER INTERNATIONAL DEBT, S.A.U.

XS1105398942	SANTANDER INTERNATIONAL DEBT, S.A.U.

XS1105395765	SANTANDER INTERNATIONAL DEBT, S.A.U.

XS0544546780	SANTANDER INTERNATIONAL DEBT, S.A.U.

XS1115419498	SANTANDER INTERNATIONAL DEBT, S.A.U.

XS1143082771	SANTANDER INTERNATIONAL DEBT, S.A.U.

XS1143089867	SANTANDER INTERNATIONAL DEBT, S.A.U.

DE000A1HR6V9	SANTANDER INTERNATIONAL DEBT, S.A.U.

XS1158112232	SANTANDER INTERNATIONAL DEBT, S.A.U.

XS1542427833	SANTANDER INTERNATIONAL DEBT, S.A.U.

XS1189112706	SANTANDER INTERNATIONAL DEBT, S.A.U.

XS1373211900	SANTANDER INTERNATIONAL DEBT, S.A.U.

XS1373211900	SANTANDER INTERNATIONAL DEBT, S.A.U.

XS1373211900	SANTANDER INTERNATIONAL DEBT, S.A.U.

XS1373211900	SANTANDER INTERNATIONAL DEBT, S.A.U.

XS1382789649	SANTANDER INTERNATIONAL DEBT, S.A.U.

XS1207115632	SANTANDER INTERNATIONAL DEBT, S.A.U.

XS1207319473	SANTANDER INTERNATIONAL DEBT, S.A.U.

XS1206970722	SANTANDER INTERNATIONAL DEBT, S.A.U.

XS1212705872	SANTANDER INTERNATIONAL DEBT, S.A.U.

XS1221956359	SANTANDER INTERNATIONAL DEBT, S.A.U.

XS1385941908	SANTANDER INTERNATIONAL DEBT, S.A.U.

XS1234453923	SANTANDER INTERNATIONAL DEBT, S.A.U.

XS1234388095	SANTANDER INTERNATIONAL DEBT, S.A.U.

XS0363956565	SANTANDER INTERNATIONAL DEBT, S.A.U.

XS1453477348	SANTANDER INTERNATIONAL DEBT, S.A.U.

XS1272763746	SANTANDER INTERNATIONAL DEBT, S.A.U.

XS1272763407	SANTANDER INTERNATIONAL DEBT, S.A.U.

XS0935924414	SANTANDER INTERNATIONAL DEBT, S.A.U.

XS1281765195	SANTANDER INTERNATIONAL DEBT, S.A.U.

XS1281765278	SANTANDER INTERNATIONAL DEBT, S.A.U.

XS1280574044	SANTANDER INTERNATIONAL DEBT, S.A.U.

XS1377971434	SANTANDER INTERNATIONAL DEBT, S.A.U.

XS1296578120	SANTANDER INTERNATIONAL DEBT, S.A.U.

XS1296578393	SANTANDER INTERNATIONAL DEBT, S.A.U.

XS1311326380	SANTANDER INTERNATIONAL DEBT, S.A.U.

XS1311326463	SANTANDER INTERNATIONAL DEBT, S.A.U.

XS1513059623	SANTANDER INTERNATIONAL DEBT, S.A.U.

XS1324219358	SANTANDER INTERNATIONAL DEBT, S.A.U.

XS1336103327	SANTANDER INTERNATIONAL DEBT, S.A.U.

XS1336103590	SANTANDER INTERNATIONAL DEBT, S.A.U.

XS1365096673	SANTANDER INTERNATIONAL DEBT, S.A.U.

XS1365097648	SANTANDER INTERNATIONAL DEBT, S.A.U.

XS1035600391	SANTANDER INTERNATIONAL DEBT, S.A.U.

XS1373983383	SANTANDER INTERNATIONAL DEBT, S.A.U.

XS1198979129	SANTANDER INTERNATIONAL DEBT, S.A.U.

XS1382789136	SANTANDER INTERNATIONAL DEBT, S.A.U.

XS0570096593	SANTANDER INTERNATIONAL DEBT, S.A.U.

XS0570099001	SANTANDER INTERNATIONAL DEBT, S.A.U.

XS1402346990	SANTANDER INTERNATIONAL DEBT, S.A.U.

XS1436217589	SANTANDER INTERNATIONAL DEBT, S.A.U.

XS1254145086	SANTANDER INTERNATIONAL DEBT, S.A.U.

XS1275996459	SANTANDER INTERNATIONAL DEBT, S.A.U.

XS1106541623	SANTANDER INTERNATIONAL DEBT, S.A.U.

XS1497677978	SANTANDER INTERNATIONAL DEBT, S.A.U.

XS1510534081	SANTANDER INTERNATIONAL DEBT, S.A.U.

XS1523958764	SANTANDER INTERNATIONAL DEBT, S.A.U.

XS1526109985	SANTANDER INTERNATIONAL DEBT, S.A.U.

XS1536792150	SANTANDER INTERNATIONAL DEBT, S.A.U.

XS0877984459	SANTANDER INTERNATIONAL DEBT, S.A.U.

XS1559756363	SANTANDER INTERNATIONAL DEBT, S.A.U.

XS1195284705	SANTANDER INTERNATIONAL DEBT, S.A.U.

ISIN	Issuer

XS1195284705	SANTANDER INTERNATIONAL DEBT, S.A.U.

XS1195284705	SANTANDER INTERNATIONAL DEBT, S.A.U.

XS1195284705	SANTANDER INTERNATIONAL DEBT, S.A.U.

XS1195284705	SANTANDER INTERNATIONAL DEBT, S.A.U.

XS1195284705	SANTANDER INTERNATIONAL DEBT, S.A.U.

XS1195284705	SANTANDER INTERNATIONAL DEBT, S.A.U.

XS1195284705	SANTANDER INTERNATIONAL DEBT, S.A.U.

XS1195284705	SANTANDER INTERNATIONAL DEBT, S.A.U.

XS1195284705	SANTANDER INTERNATIONAL DEBT, S.A.U.

XS1195284705	SANTANDER INTERNATIONAL DEBT, S.A.U.

XS1195284705	SANTANDER INTERNATIONAL DEBT, S.A.U.

XS1195284705	SANTANDER INTERNATIONAL DEBT, S.A.U.

XS1195284705	SANTANDER INTERNATIONAL DEBT, S.A.U.

XS1198665298	SANTANDER INTERNATIONAL DEBT, S.A.U.

XS1307233657	SANTANDER INTERNATIONAL DEBT, S.A.U.

XS1206972777	SANTANDER INTERNATIONAL DEBT, S.A.U.

XS1208851896	SANTANDER INTERNATIONAL DEBT, S.A.U.

XS1516348262	SANTANDER INTERNATIONAL DEBT, S.A.U.

XS1319833361	SANTANDER INTERNATIONAL DEBT, S.A.U.

XS1324216842	SANTANDER INTERNATIONAL DEBT, S.A.U.

XS1328831067	SANTANDER INTERNATIONAL DEBT, S.A.U.

XS1370695477	SANTANDER INTERNATIONAL DEBT, S.A.U.

XS1390245089	SANTANDER INTERNATIONAL DEBT, S.A.U.

XS1374859822	SANTANDER INTERNATIONAL DEBT, S.A.U.

XS1385387375	SANTANDER INTERNATIONAL DEBT, S.A.U.

XS1411541847	SANTANDER INTERNATIONAL DEBT, S.A.U.

XS0266336139	SANTANDER INTERNATIONAL DEBT, S.A.U.

XS1497678190	SANTANDER INTERNATIONAL DEBT, S.A.U.

XS1510534164	SANTANDER INTERNATIONAL DEBT, S.A.U.

XS1525851017	SANTANDER INTERNATIONAL DEBT, S.A.U.

XS1526110058	SANTANDER INTERNATIONAL DEBT, S.A.U.

XS1536792234	SANTANDER INTERNATIONAL DEBT, S.A.U.

XS1537896224	SANTANDER INTERNATIONAL DEBT, S.A.U.

XS0951908804	SANTANDER INTERNATIONAL DEBT, S.A.U.

XS1559756447	SANTANDER INTERNATIONAL DEBT, S.A.U.

XS1190889680	SANTANDER INTERNATIONAL DEBT, S.A.U.

XS1196054669	SANTANDER INTERNATIONAL DEBT, S.A.U.

XS0310314868	SANTANDER INTERNATIONAL DEBT, S.A.U.

XS1330948818	SANTANDER INTERNATIONAL DEBT, S.A.U.

XS1330948818	SANTANDER INTERNATIONAL DEBT, S.A.U.

XS1330948818	SANTANDER INTERNATIONAL DEBT, S.A.U.

XS1330948818	SANTANDER INTERNATIONAL DEBT, S.A.U.

XS1330948818	SANTANDER INTERNATIONAL DEBT, S.A.U.

XS0893943505	SANTANDER INTERNATIONAL DEBT, S.A.U.

XS0951906428	SANTANDER INTERNATIONAL DEBT, S.A.U.

XS1197278473	SANTANDER INTERNATIONAL DEBT, S.A.U.

XS1204190729	SANTANDER INTERNATIONAL DEBT, S.A.U.

XS1228798283	SANTANDER INTERNATIONAL DEBT, S.A.U.

XS0899571334 VORSORGE	SANTANDER INTERNATIONAL DEBT, S.A.U.

XS1400667884	SANTANDER INTERNATIONAL DEBT, S.A.U.

XS0589920205	SANTANDER INTERNATIONAL DEBT, S.A.U.

XS0271245184	SANTANDER INTERNATIONAL DEBT, S.A.U.

XS1334178859	SANTANDER INTERNATIONAL DEBT, S.A.U.

XS1394912627	SANTANDER INTERNATIONAL DEBT, S.A.U.

XS1435355414	SANTANDER INTERNATIONAL DEBT, S.A.U.

XS1446798578	SANTANDER INTERNATIONAL DEBT, S.A.U.

XS1489195773	SANTANDER INTERNATIONAL DEBT, S.A.U.

XS1548457982	SANTANDER INTERNATIONAL DEBT, S.A.U.

XS1471693611	SANTANDER INTERNATIONAL DEBT, S.A.U.

XS1446798495	SANTANDER INTERNATIONAL DEBT, S.A.U.

XS0807814586	SANTANDER INTERNATIONAL DEBT, S.A.U.

XS0818626300	SANTANDER INTERNATIONAL DEBT, S.A.U.

XS0832424930	SANTANDER INTERNATIONAL DEBT, S.A.U.

XS0851342054	SANTANDER INTERNATIONAL DEBT, S.A.U.

XS0418031778	SANTANDER INTERNATIONAL PREFERRED S.A.U.

XS0418004452	SANTANDER INTERNATIONAL PREFERRED S.A.U.

XS0327601638	SANTANDER ISSUANCES S.A.U.

XS0327601711	SANTANDER ISSUANCES S.A.U.

XS0307566496	SANTANDER ISSUANCES S.A.U.

XS0285087192	SANTANDER ISSUANCES S.A.U.

XS0307473214	SANTANDER ISSUANCES S.A.U.

XS0309495959	SANTANDER ISSUANCES S.A.U.

XS1201001572	SANTANDER ISSUANCES S.A.U.

US80281TAE82	SANTANDER ISSUANCES S.A.U.

XS1539846896	SANTANDER ISSUANCES S.A.U.

XS1384064587	SANTANDER ISSUANCES S.A.U.

XS1423724522	SANTANDER ISSUANCES S.A.U.

XS1473878905	SANTANDER ISSUANCES S.A.U.

XS1489761392	SANTANDER ISSUANCES S.A.U.

XS1492669509	SANTANDER ISSUANCES S.A.U.

XS1502528570	SANTANDER ISSUANCES S.A.U.

XS1523197892	SANTANDER ISSUANCES S.A.U.

XS1524576342	SANTANDER ISSUANCES S.A.U.

XS1548444816	SANTANDER ISSUANCES S.A.U.

XS1585005314	SANTANDER ISSUANCES S.A.U.

XS0206920141	SANTANDER PERPETUAL, S.A.U.

US80281YAA55 and USE86920AA84	SANTANDER PERPETUAL, S.A.U.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: June 26, 2017	By:	/s/ José García Cantera
Name: José García Cantera
Title: Chief Financial Officer